FreMon Scientific, Inc.

Financial Statements

December 31, 2020 and 2019

	Page
Independent Accountants' Review Report	1
Financial Statements	
Balance Sheets	2
Statements of Operations	3
Statements of Changes in Stockholders' Deficit	4
Statements of Cash Flows	5
Notes to Financial Statements	6



bakertilly

Independent Accountants' Review Report

To the Board of Directors
FreMon Scientific, Inc.

We have reviewed the accompanying financial statements of FreMon Scientific, Inc. (the Company), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, changes in stockholders' deficit and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Baker Tilly US, LLP

Baker Tilly US, LLP
Tewksbury, Massachusetts
December 30, 2021

December 31		2020		(Unaudited) 2019
Assets				
Current Assets:				
Cash	**$**	**485,191**	$	1,607,641
Inventories, Net		**1,555,146**		357,240
Prepaid Expenses and Other Current Assets		**661,974**		91,378
Total Current Assets		**2,702,311**		2,056,259
Property and Equipment, Net of Accumulated Depreciation		**8,942**		8,527
Other Assets		**61,100**		26,000
Total Assets	**$**	**2,772,353**	$	2,090,786
Liabilities and Stockholders' Deficit				
Current Liabilities:				
Current Maturities of Convertible Promissory Notes	**$**	**5,500,000**	$	-
Accounts Payable		**1,751,583**		164,191
Accrued Expenses		**107,623**		53,694
Accrued Interest		**698,053**		220,703
Total Current Liabilities		**8,057,259**		438,588
Convertible Promissory Notes, Net of Current Maturities		**1,264,579**		4,830,000
Long-Term Debt - Bridge Loan Promissory Notes		**1,000,000**		-
Long-Term Debt - Paycheck Protection Program		**85,000**		-
Total Liabilities		**10,406,838**		5,268,588
Stockholders' Deficit:				
Common Stock: $0.001 Par Value; 4,000,000 Shares Authorized; 2,803,333 Shares Issued and Outstanding		**2,891**		2,891
Additional Paid-In Capital		**4,360,926**		4,143,983
Accumulated Deficit		**(11,998,302)**		(7,324,676)
Total Stockholders' Deficit		**(7,634,485)**		(3,177,802)
Total Liabilities and Stockholders' Deficit	**$**	**2,772,353**	$	2,090,786

For the Years Ended December 31		2020		2019
			(Unaudited)	
Revenue	$	**225,814**	$	-
Cost of Goods Sold		**494,139**		-
Gross Loss		**(268,325)**		-
Operating Expenses:				
General and Administrative		**2,331,809**		2,215,374
Research and Development		**1,382,520**		1,197,351
Selling and Marketing		**178,499**		175,324
Total Operating Expenses		**3,892,828**		3,588,049
Loss from Operations		**(4,161,153)**		(3,588,049)
Interest Expense		**(512,473)**		(220,690)
Net Loss	$	**(4,673,626)**	$	(3,808,739)

Statements of Changes in Stockholders' Deficit

(Unaudited)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Deficit
	Number of Shares	$0.001 Par Value			
Balance as of December 31, 2018	2,793,655	$ 2,794	$ 4,014,223	$ (3,515,937)	$ 501,080
Exercise of Common Stock Options	9,678	97	-	-	97
Stock-Based Compensation	-	-	129,760	-	129,760
Net Loss	-	-	-	(3,808,739)	(3,808,739)
Balance as of December 31, 2019	2,803,333	2,891	4,143,983	(7,324,676)	(3,177,802)
Stock-Based Compensation	-	-	216,943	-	216,943
Net Loss	-	-	-	(4,673,626)	(4,673,626)
Balance as of December 31, 2020	2,803,333	$ 2,891	$ 4,360,926	$ (11,998,302)	$ (7,634,485)

The accompanying notes are an integral part of these financial statements.

For the Years Ended December 31	**2020**	(Unaudited) 2019
Cash Flows from Operating Activities:		
Net Loss	**$ (4,673,626)**	$ (3,808,739)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities:		
Provision for Inventory Obsolescence	**60,000**	-
Depreciation	**4,472**	3,311
Stock-Based Compensation	**216,943**	129,760
Increase in Inventory	**(1,257,906)**	(357,240)
(Increase) Decrease in Prepaid Expenses and Other Current Assets	**(570,596)**	56,716
Increase in Other Assets	**(35,100)**	(26,000)
Increase in Accounts Payable	**1,587,392**	6,693
Increase in Accrued Expenses	**53,929**	17,723
Increase in Accrued Interest	**477,350**	220,703
Net Cash Used in Operating Activities	**(4,137,142)**	(3,757,073)
Net Cash Used in Investing Activities:		
Acquisition of Property and Equipment	**(4,887)**	(6,341)
Cash Flows from Financing Activities:		
Borrowings from Convertible Promissory Notes	**1,934,579**	4,830,000
Borrowings from Long-Term Debt - Bridge Loan Promissory Notes	**1,000,000**	-
Borrowings from Long-Term Debt - Paycheck Protection Program	**85,000**	-
Proceeds from Issuance of Common Stock	**-**	97
Net Cash Provided by Financing Activities	**3,019,579**	4,830,097
Net (Decrease) Increase in Cash	**(1,122,450)**	1,066,683
Cash, Beginning of Year	**1,607,641**	540,958
Cash, End of Year	**$ 485,191**	$ 1,607,641

Supplemental Disclosure of Cash Flow Information:

Cash Paid During the Year for Interest	**$ 24,165**	$ -

The accompanying notes are an integral part of these financial statements.

1. Organization and Significant Accounting Policies:

Reporting Entity: FreMon Scientific, Inc. (the Company) was incorporated on April 11, 2013 as a Delaware corporation. The Company develops a medical device used to thaw biological specimens to be marketed to hospitals, blood banks, trauma centers and other users with the need to thaw plasma.

Basis of Accounting: The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). Any reference in these notes to applicable guidance is meant to refer to the authoritative United States generally accepted accounting principles as found in the Accounting Standards Codification (ASC) and Accounting Standards Update (ASU) of the Financial Accounting Standards Board (FASB).

Liquidity Risk: The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is subject to a number of risks and uncertainties common to early-stage companies including the ability to obtain adequate financing, the successful development and marketing of its products, protection of proprietary technology, dependence on key personnel, and the uncertainty of future profitability. During the years ended December 31, 2020 and 2019, the Company had a net loss of $4,673,626 and $3,808,739 and negative cash flows from operations of $4,137,142 and $3,757,073, respectively. Additionally, as of December 31, 2020, the Company has an accumulated deficit of $11,998,302. These factors create uncertainty as to the Company's ability to continue as a going concern. However, management has taken actions to alleviate these matters, including the development of an operating plan designed to increase revenue, control operating costs, establish customer and vendor relationships, and raise additional capital in an effort to continue to fund operations and working capital requirements until such time that the Company can generate sufficient cash flows from operations. Further, during December 2021, the Company entered into a note purchase agreement for promissory notes in the aggregate amount of $7,500,000 (2021 Note Purchase Agreement). Management believes that these actions will enable the Company to continue as a going concern through at least one year from the date these financial statements were available to be issued.

The ability of the Company to satisfy its obligations and recover its costs will be primarily dependent upon the future financial and operating performance of the Company. If there were a decrease in the demand for the Company's products due to either economic or competitive conditions, or management were unable to achieve its plan, there could be a significant reduction in liquidity.

Revenue Recognition: In 2014, the FASB issued ASU 2014-09, *Revenue: Revenue from Contracts with Customers* (ASC 606), which replaces the existing revenue recognition standards and significantly expands the disclosure requirements for revenue arrangements. Effective January 1, 2019, the Company adopted the guidance under ASC 606 using the modified retrospective approach. Under ASC 606, revenue is recognized when the Company satisfies a performance obligation by transferring goods or services promised in a contract to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. Performance obligations in contracts represent distinct or separate service streams that the Company provides to customers.

The Company has chosen to elect a practical expedient available under ASC 606 that allows the Company to only evaluate contracts which are not completed when determining the cumulative effect adjustment under the modified retrospective approach as of January 1, 2019, in connection with the adoption of ASC 606. As such, contracts that are "completed contracts" as of December 31, 2018, will not be required to be reviewed. Completed contracts represent contracts where all or substantially all of the revenue have been recognized under ASC 985 or ASC 605 prior to the ASC 606 adoption date.

The impact of the adoption of the new revenue recognition guidance was determined to not be material to the Company's financial statements.

Revenue is recognized when control of the goods and services provided is transferred to the Company's customers and in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods and services using the following steps: 1) identification of the contract, or contracts with a customer, 2) identification of performance obligations in the contract, 3) determination of the transaction price, 4) allocation of the transaction price to the performance obligations in the contract and 5) recognition of revenue when or as the Company satisfies the performance obligations.

1. Organization and Significant Accounting Policies (Continued):

The Company generates revenue from the sale of finished products to customers and revenue is recognized at the point in time in which ownership, risks and rewards transfer to the customer, which can be on the date of shipment or the date of receipt by the customer.

The Company typically invoices its customers for product sales prior to shipment and payment is due upon billing. In some instances, payment terms may provide that customers pay within 15 - 30 days of invoice.

Significant Judgments: The Company's products are at times sold with rights of return, credits or incentives, all of which are accounted for as variable consideration when determining the amount of revenue to recognize. Returns, credits and incentives are estimated at contract inception and updated at the end of each reporting period if additional information becomes available. Changes to the Company's estimated variable consideration were determined to not be material to the financial statements.

Cash: The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits.

Concentrations of Credit Risk: Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash. The Company maintains its cash with high-credit quality financial institutions. The Company believes it is not exposed to any significant losses due to credit risk on cash.

Inventory: Inventory consists of raw materials and finished goods and is stated at the lower of cost or net realizable value. Cost is determined on the first-in, first-out (FIFO) method. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable cost of completion, disposal and transportation. Appropriate consideration is given to obsolescence, excessive levels, deterioration, and other factors in evaluating net realizable value.

Property and Equipment: Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, as follows:

Computer Software	3 Years

Hosting Arrangement Implementation Costs: The Company, at times, enters into contractual arrangements with certain software vendors to access and use their software products (hosting arrangements). Under these hosting arrangements, the Company does not have possession of the software; rather, the Company is granted access and uses the related software on an as-needed basis throughout the term of the arrangement. Certain costs incurred by the Company during the implementation stage of hosting arrangements are capitalized, subject to their recoverability. All costs incurred after the implementation stage of hosting arrangements are expensed as incurred. Capitalized implementation costs related to hosting arrangements are amortized on a straight-line basis over the contract term of the corresponding hosting arrangement. As of December 31, 2020 and 2019, the Company has not capitalized any hosting arrangement implementation costs.

Impairment of Long-Lived Assets: It is required that long-lived assets, including purchased intangible assets with finite lives, be reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2020 and 2019, the Company has determined that there have been no significant events or changes in circumstances that would trigger impairment testing of the Company's long-lived assets.

Convertible Debt: The Company records a discount to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying preferred stock at the commitment date of the note transaction and the effective conversion price embedded in the note.

Debt discounts under these arrangements are amortized to noncash interest expense using the effective interest rate method over the term of the related debt to their date of maturity.

If a security or instrument becomes convertible only upon the occurrence of a future event outside the control of the Company, or, is convertible from inception, but contains conversion terms that change

1. Organization and Significant Accounting Policies (Continued):

upon the occurrence of a future event, then any contingent beneficial conversion feature is measured and recognized when the triggering event occurs and contingency has been resolved.

Cost of Goods Sold: Cost of goods sold primarily represents the Company's costs to purchase inventory. Cost of goods sold is recognized when the related revenue is recognized.

Research and Development Costs: The Company expenses all research and development costs as incurred.

Shipping and Handling Costs: Shipping and handling costs that are billed to customers are included in revenue in the accompanying statements of operations.

Stock-Based Compensation: The Company recognizes stock-based compensation on awards granted under a stock compensation plan. Stock-based compensation expense is recorded for awards issued to employees and nonemployees using the fair value method with a corresponding increase in additional paid-in capital. Stock-based compensation awards are measured at the grant date fair value with compensation expense recognized on a straight-line basis over the requisite vesting period of the award.

Income Taxes: The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future. Deferred income tax assets, including those resulting from loss and credit carryforwards, and liabilities are measured using enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred income tax assets to the amounts expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred income tax assets and liabilities.

The Company assesses the recording of uncertain tax positions by evaluating the minimum recognition threshold and measurement requirements a tax position must meet before being recognized as a benefit in the financial statements.

The Company's policy is to recognize interest and penalties accrued on any uncertain tax positions as a component of income tax expense, if any, in its statements of operations.

Use of Estimates: Management has used estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities in its preparation of the financial statements in accordance with GAAP. Actual results experienced by the Company may differ from those estimates.

Subsequent Events: Management has evaluated subsequent events spanning the period from December 31, 2020 through December 30, 2021, the date the financial statements were available to be issued.

Recently Adopted Accounting Policies: In June 2018, the FASB issued ASU 2018-07, *Compensation—Stock Compensation: Improvements to Nonemployee Share-Based Payment Accounting*, which is intended to simplify the accounting for nonemployee share-based payment transactions by superseding most of the existing accounting guidance for nonemployee share-based payments for goods or services, and instead aligning the guidance with the guidance for employee share-based payments, including now estimating the fair value of the equity instrument the Company is obligated to issue at the date of grant. The Company adopted the provisions of this ASU effective beginning January 1, 2019. The impact of the adoption of this ASU was immaterial to the financial statements.

In August 2018, the FASB issued ASU 2018-15, *Intangibles—Goodwill and Other-Internal-Use Software: Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract*, which aligns the accounting for implementation costs incurred in a hosting arrangement that is a service contract with the accounting for implementation costs incurred to develop or obtain internal-use software, in order to determine which costs to capitalize and recognize as an asset and which costs to expense. Effective January 1, 2020, the Company adopted this ASU and prospectively applied the provisions of this ASU. The impact of the adoption of this ASU was immaterial to the financial statements.

2. Property and Equipment:

Property and equipment as of December 31, 2020 and 2019 consist of the following:

	2020	2019
Computer Software	$ 17,012	$ 12,125
	17,012	12,125
Less: Accumulated Depreciation	8,070	3,598
	$ 8,942	$ 8,527

Depreciation expense for the years ended December 31, 2020 and 2019 amounted to $4,472 and $3,311, respectively.

3. Inventories:

Inventory as of December 31, 2020 and 2019 consists of the following:

	2020	2019
Finished Goods	$ 1,250,183	$ -
Raw Materials and Supplies	364,963	357,240
	1,615,146	357,240
Less: Reserve for Obsolescence	60,000	-
	$ 1,555,146	$ 357,240

4. Convertible Promissory Notes:

During March 2019, the Company entered into a Note Purchase Agreement (2019 Note Purchase Agreement), which allows for borrowings in the aggregate not to exceed $4,000,000.

During 2019, the 2019 Purchase Agreement was amended to increase the maximum aggregate borrowings to $4,800,000 and was subsequently amended again in January 2020 to increase the maximum aggregate borrowings to $5,500,000. Notes under the 2019 Note Purchase Agreement (2019 Convertible Notes) are not collateralized, bear interest at a rate of 8% per annum, and mature on December 31, 2021. The 2019 Convertible Notes automatically convert upon a qualified financing or sale of the Company, as defined, at the lesser of the price per share offered in the qualified financing, less a 20% discount, or the price per share obtained by dividing $35,000,000 by the Company's fully-diluted capitalization table immediately prior to such qualified financing. During 2019 and 2020, the Company issued Convertible Notes in the aggregate amounts of $4,830,000 and $670,000, respectively, under the 2019 Note Purchase Agreement.

During October 2020, the Company entered into a Note Purchase Agreement (2020 Note Purchase Agreement), which allows for borrowings in the aggregate not to exceed $6,000,000. Notes under the 2020 Note Purchase Agreement (2020 Convertible Notes) are not collateralized, bear interest at a rate of 8.5% per annum, and mature on June 30, 2023. The 2020 Convertible Notes automatically convert upon a qualified financing or sale of the Company, as defined, at the lesser of the price per share paid by the other purchasers of Preferred Stock sold in the qualified equity financing, or the price per share obtained by dividing $55,000,000 by the Company's fully-diluted capitalization table immediately prior to such qualified financing. During 2020, the Company issued Convertible Notes in the aggregate amount of $1,264,579 under the 2020 Note Purchase Agreement.

As of December 31, 2020 and 2019, the outstanding principal balance due on the 2020 and 2019 Convertible Notes amounted to $6,764,579 and $4,830,000, respectively. Accrued interest on the 2020 and 2019 Convertible Notes, collectively, amounted to $688,923 and $220,703 as of December 31, 2020 and 2019, respectively.

5. Long-Term Debt - Bridge Loan Promissory Notes:

During August and September 2020, the Company entered into bridge loan promissory note agreements (2020 Promissory Notes) with investors in the aggregate amount of $1,000,000. The 2020 Promissory Notes bears interest of 9.0% per annum and are payable in arrears on the 15th day of each month. Principal and unpaid accrued interest on the 2020 Promissory Notes are due and payable on the earliest of August 7, 2022, the date the Company meets the new financing threshold, as defined, the consummation of a change of control, or upon the occurrence and during the continuance of an event of default, as defined. As of December 31, 2020, the outstanding principal balance and accrued interest due on the 2020 Promissory Notes amounted to $6,764,579 and $9,130, respectively.

5. Long-Term Debt - Bridge Loan Promissory Notes (Continued):

Maturities of long-term debt as of December 31, 2020, are as follows:

Year Ending December 31,	
2021	$ -
2022	1,000,000
	$ 1,000,000

6. Long-Term Debt - Paycheck Protection Program:

On March 27, 2020, the Coronavirus Aid, Relief and Economic Security (CARES) Act was enacted and signed into law to provide certain aid and stimulus to the U.S. economy. The Company qualifies as a small business under the CARES Act and submitted a loan application with a qualified lender for funding under the Paycheck Protection Program (PPP), administered by the Small Business Association (SBA).

On May 4, 2020, the Company's application with the lender was approved and as a result, the Company obtained a loan (PPP Loan) in the amount of $85,000. The PPP Loan bears fixed interest at 1.00% per annum, which begins accruing from the date of the loan, and matures on May 4, 2022.

The PPP Loan is unsecured and guaranteed by the SBA. The PPP Loan is eligible to be forgiven provided the Company satisfies certain conditions and upon approval by the lender and the SBA. The PPP Loan provides for the deferral of payments until the SBA has determined the forgiveness amount, at which time, any remaining PPP Loan amount requires equal monthly payments of principal plus accrued interest in an amount sufficient to repay the remaining PPP Loan balance by the maturity date. The Company applied for full forgiveness. As of December 31, 2020, the outstanding balance of the PPP Loan amounted to $85,000, which is classified as a long-term liability and is included in long-term debt - paycheck protection program in the accompanying balance sheets.

7. Common Stock:

As of December 31, 2020, the Company has 4,000,000 shares of $0.001 par value common stock authorized. The holders of the common stock are entitled to one vote for each share of common stock held.

As of December 31, 2020, 272,208 shares of common stock are reserved for the exercise of stock options.

8. Stock Compensation Plan:

During 2013, the Board of Directors adopted the 2013 Equity Incentive Plan (the Plan). Under the terms of the Plan, incentive stock options (ISOs) may be granted to employees of the Company and nonqualified stock options or restricted stock awards may be granted to directors, consultants, employees and officers of the Company. The exercise price of ISOs cannot be less than the fair value of the Company's common stock on the date of grant, or less than 110% of the fair value in the case of employees holding 10% or more of the voting stock of the Company. The options vest over a period determined by the Board of Directors, generally four years, and expire not more than ten years from the date of grant.

As of December 31, 2020, the Company's authorized common stock includes 400,000 shares of common stock reserved for issuance of options under the Plan, of which 31,018 shares are available for future grants.

	Number of Options	Weighted Average Exercise Price (Per Share)	Weighted Average Remaining Contractual Life (Years)
Outstanding at December 31, 2019	139,708	$ 6.49	
Granted	132,500	9.91	
Outstanding at December 31, 2020	272,208	$ 8.16	8.12
Vested and Expected to Vest at December 31, 2020	272,208	$ 8.16	8.12
Exercisable at December 31, 2020	110,413	$ 8.98	6.91

The weighted-average grant-date fair value of options granted during the years ended December 31, 2020 and 2019 amounted to $3.34 and $3.81, respectively.

No options were exercised during the year ended December 31, 2020. During the years ended December 31, 2019, an option holder of the Company exercised 9,678 common stock options in exchange for cash proceeds of $97. The total intrinsic value of options exercised during the year ended December 31, 2019 amounted to $86,812.

8. Stock Compensation Plan (Continued):

During the years ended December 31, 2020 and 2019, stock-based compensation expense amounted to approximately $217,000 and $130,000, respectively, which is included in the statements of operations, and is based on awards ultimately expected to vest.

As of December 31, 2020, there is approximately $541,000 of unrecognized compensation expense related to unvested stock-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted average period of 2.48 years. The total fair value of shares vested during the years ended December 31, 2020 and 2019 amounted to approximately $859,034 and $132,604, respectively.

The Company uses the Black-Scholes option-pricing model to value option grants on the date of grant and to determine the related compensation expense. The assumptions used in calculating the fair value of stock-based payment awards represent management's best estimations. The Company bases its expected volatility on the volatilities of certain publicly-traded peer companies. Management believes that the historical volatility of the Company's stock price does not best represent the expected volatility of the stock price. The Company is a privately-held company and therefore lacks company-specific historical and implied volatility information. The Company intends to continue to consistently use the same group of publicly traded peer companies to determine volatility in the future until such time that sufficient information regarding the volatility of the Company's share price becomes available or that the selected companies are no longer suitable for this purpose. The risk-free interest rate used for each grant is equal to the U.S. Treasury yield curve in effect at the time of grant for instruments with a similar expected life. The expected term of options granted is determined based on the average of the vesting term and the contractual lives of all options awarded. The expected dividend yield assumption is based on the Company's history and expectation of dividend payouts.

In determining the exercise prices for options granted, the Company has considered the fair value of the common stock as of the measurement date.

The fair value of the common stock has been determined by management, which contemplates a broad range of factors, including the illiquid nature of the investment in the Company's common stock, the Company's historical financial performance and financial position, the Company's future prospects and opportunity for liquidity events, and recent sale and offer prices of common and preferred stock, if any, in private transactions negotiated at arm's length.

The following table provides the assumptions used in determining the fair value of the stock-based awards for the years ended December 31, 2020 and 2019:

	2020	2019
Risk-Free Interest Rate	0.37% - 1.63%	2.57%
Expected Dividend Yield	0%	0%
Expected Volatility	40%	40%
Expected Life	6 Years	6 Years
Fair Value of Common Stock	$8.9812	$8.9812

Expense related to share-based payments is recognized over the vesting period of the options. The Company has elected to recognize forfeitures as they occur.

9. Income Taxes:

The provision for income taxes during the years ended December 31, 2020 and 2019 consists of the following:

	2020	2019
Deferred:		
Federal	$ (819,000)	$ (685,000)
State	(368,000)	(306,000)
	(1,187,000)	(991,000)
Change in Valuation Allowance	1,187,000	991,000
	$ -	$ -

9. Income Taxes (Continued):

Deferred income taxes reflect the impact of carryforwards and temporary differences between the amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws. The carryforwards and temporary differences, which give rise to a significant portion of the Company's deferred tax asset (liability) as of December 31, 2020 and 2019, are as follows:

	2020	2019
Net Operating Loss Carryforwards	$ 2,977,000	$ 1,907,000
Credit Carryforwards	108,000	26,000
Accruals	6,000	6,000
Inventory	17,000	-
Stock-Based Compensation	32,000	14,000
Depreciation	(2,000)	(2,000)
	3,138,000	1,951,000
Less: Valuation Allowance	3,138,000	1,951,000
	$ -	$ -

The CARES Act lifts certain deduction limitations originally imposed by the Tax Cuts and Jobs Act of 2017 (the Tax Act). Under the Tax Act, federal net operating losses generated after 2017 could not be carried back and utilization was limited to 80% of taxable income. The CARES Act allows for a five-year carryback of federal net operating losses generated in 2018 through 2020 and eliminates the 80% taxable income limitation by allowing entities to fully utilize net operating loss carryforwards to offset taxable income in 2018 through 2020. In addition, the CARES Act generally allows taxpayers to deduct interest up to 50% of adjusted taxable income (30% limit under the Tax Act) for tax years 2019 and 2020. The CARES Act also allows taxpayers with prior year alternative minimum tax credits (repealed by the Tax Act) to accelerate refund claims to tax years beginning in 2018 and 2019 instead of recovering the credits over a period of years, as originally enacted by the Tax Act. Additionally, the CARES Act raises the corporate charitable deduction limit to 25% of taxable income and provides a technical correction to the Tax Act to generally provide qualified improvement property a 15-year cost-recovery period and allow 100% bonus depreciation.

The enactment of the CARES Act did not result in any material adjustments to the Company's income tax provision for the year ended December 31, 2020, or to its deferred taxes and related allowance as of December 31, 2020.

As of December 31, 2020, the Company has federal and state net operating loss carryforwards totaling approximately $10,659,000 and $10,570,000, respectively, which are available to reduce the Company's future taxes. The pre-2018 federal net operating loss carryforwards total approximately $991,000 and expire through 2037. Beginning in 2018, federal net operating loss carryforwards do not expire. The state net operating loss carryforwards expire through 2040. The Company also has federal and state research and development credit carryforwards of $93,000 and $19,000, respectively, which expire through 2040. As of December 31, 2020 and 2019, the Company has established a full valuation allowance in the respective amounts of $3,138,000 and $1,951,000 against its deferred tax assets because the future realization of such benefits is uncertain. The Internal Revenue Code contains provisions that may limit the net operating loss carryforwards available to be used in any given year in the event of any significant changes in ownership of the Company.

The provision for income taxes differs from the expense that would result from applying statutory rates to income before income taxes. The differences primarily result from changes in valuation allowance.

The Company has not recognized any liabilities for uncertain tax positions or unrecognized benefits as of December 31, 2020 and 2019. The Company does not expect any material change in uncertain tax benefits within the next 12 months.

10. Economic Dependency:

During the year ended December 31, 2020, the Company generated a substantial portion of its revenue from one customer, which approximated 44% of the Company's total revenue during the year ended December 31, 2020. During the year ended December 31, 2019, there was no revenue concentration.

11. Risks and Uncertainties:

On January 30, 2020, the World Health Organization (WHO) announced an international public health emergency related to the COVID-19 outbreak. In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally. The impact of the COVID-19 outbreak has resulted in economic uncertainties. The extent to which the Company's financial results will be affected cannot be reasonably estimated at this time.

12. Indemnifications:

In the ordinary course of business, the Company enters into various agreements containing standard indemnification provisions. The Company's indemnification obligations under such provisions are typically in effect from the date of execution of the applicable agreement through the end of the applicable statute of limitations. The aggregate maximum potential future liability of the Company under such indemnification provisions is uncertain. As of December 31, 2020 and 2019, no amounts have been accrued related to such indemnification provisions.

13. Subsequent Events:

Bridge Loan Promissory Note: During August 2021, the Company entered into a bridge loan promissory note agreement (2021 Promissory Note) with an investor in the amount of $25,000. The 2021 Promissory Note bears interest of 9.0% per annum and is payable in arrears on the 15th day of each month. Principal and unpaid accrued interest on the 2021 Promissory Note is due and payable on the earliest of August 7, 2022, the date the Company meets the new financing threshold, as defined, the consummation of a change of control, or upon the occurrence and during the continuance of an event of default, as defined.

Convertible Notes: During June 2021, under the 2020 Note Purchase Agreement, the Company issued an additional convertible note payable in the amount of $300,000. The convertible note payable has the same terms and conditions as the 2020 Convertible Notes (Note 4).

During December 2021, the Company entered into the 2021 Note Purchase Agreement for promissory notes in the aggregate amount of $7,500,000 (2021 Convertible Notes). The 2021 Convertible Notes mature three years after the issuance date and accrue interest at blended rate of 16% per annum, as defined. The 2021 Convertible Notes automatically convert to preferred stock upon the next preferred stock equity financing at certain stated conversion prices, as defined. The 2021 Convertible Notes are collateralized by 700,000 shares of the Company's common stock.